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                                                                                                  Exhibit 12





                                      HERSHEY FOODS CORPORATION
                          COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                    For the Years Ended December 31, 2003, 2002, 2001, 2000 and  1999
                               (in thousands of dollars  except for ratios)
                                             (Unaudited)



                                                         2003        2002       2001        2000       1999
                                                         ----        ----       ----        ----       ----
Earnings:

    Income from continuing operations before
         income taxes.............................  $732,827(a)  $637,565(b)  $343,541(c) $546,639  $727,874(d)

    Add (Deduct):

      Interest on indebtedness....................    65,265       64,398       71,470      80,956    77,300

      Portion of rents representative of the
          interest factor (e) ....................    12,742       15,467       15,451      13,585    15,162

      Amortization of debt expense................       446          457          464         489       486

      Amortization of capitalized interest........     3,880        4,018        4,228         325     3,884
                                                    --------     --------     --------    --------  --------

        Earnings as adjusted......................  $815,160     $721,905     $435,154    $641,994  $824,706
                                                    ========     ========     ========    ========  ========

Fixed Charges:

    Interest on indebtedness......................   $65,265       64,398     $ 71,470    $ 80,956  $ 77,300

    Portion of rents representative of the
          interest factor (e).....................    12,742       15,467       15,451      13,585    15,162

    Amortization of debt expense..................       446          457          464         489       486

    Capitalized interest..........................     1,953        1,144        1,498         145     1,214
                                                    --------     --------     --------    --------  --------

        Total fixed charges.......................  $ 80,406     $ 81,466     $ 88,883    $ 95,175  $ 94,162
                                                    ========     ========     ========    ========  ========
Ratio of earnings to fixed charges................     10.14         8.86         4.90        6.75      8.76
                                                    ========     ========     ========    ========  ========

-----------------------------------

NOTES:

(a) Includes total charges for business realignment initiatives of $25,477 and a gain on sale of business of ($8,330)

(b) Includes total charges for business realignment initiatives of $34.0 million before tax and costs related to the potential sale of the Company of $17.2 million before tax.

(c) Includes total charges for business realignment initiatives of $278.4 million before tax.

(d) Includes a gain on the sale of the Company's pasta business of $243.8 million.

(e)   Portion of rents  representative  of the interest  factor  consists of all
      rental  expense   pertaining  to   off-balance   sheet   operating   lease
      arrangements and one-third of rental expense for other operating leases.


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